SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

January 9, 2015

VIA EDGAR

John M. Ganley, Esq.

Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Park View BDC, Inc. Registration Statement on Form N-2 SEC File Nos. 333-198981 and 814-1102

Dear Messrs. Ganley and Eskildsen:

On behalf of Credit Suisse Park View BDC, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on December 11, 2014, regarding the Fund’s Registration Statement on Form N-2 (File No. 333-198981) (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. References to the “Amendment” contained herein are to the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed with the SEC concurrently with this letter.

Prospectus Comments

1.	Comment: We refer to comment 3 in our comment letter dated October 27, 2014. Please add the expected maturity of debt securities in which the Fund expects to invest to the cover page of the prospectus.

John M. Ganley

Chad Eskildsen

January 9, 2015

Response:  The Fund has revised disclosure on the cover page of the prospectus in response to the Staff’s comment.

2.	Comment: We refer to comment 12 in our comment letter dated October 27, 2014. The Staff does not believe that it is consistent with the Fund’s board of directors’ fiduciary duties to approve an increased Management Fee that will not be in place until a future date when the Fund is listed on an exchange. Please revise the disclosure and the provisions of the agreement accordingly.

Response:  The Fund’s board of directors has approved a revised Investment Advisory Agreement that eliminates a future increase in the Management Fee and includes a waiver by the Adviser of a portion of the Management Fee until such time as the Fund is listed on a national securities exchange. As a result, the Fund has revised the disclosure in the Amendment related to the terms of the Management Fee.

3.	Comment: Please add a risk factor relating to potential risks that the Fund may face in connection with the Volcker Rule.

Response:  The Fund has added a risk factor on page 38 relating to the potential risks associated with the Volcker Rule.

4.	Comment: We refer to comment 27 in our comment letter dated October 27, 2014. The Staff does not believe that Section 23(b) of the Investment Company Act of 1940 only applies to a situation where shares are being issued at a price other than net asset value per share. Please disclose that net asset value will be determined within 48 hours prior to any sale of shares.

Response:  The Fund has revised the disclosure on page 119 of the Amendment in response to the Staff’s comment.

Accounting Comments

5.	Comment: Please update the Seed Stage Financial Statements to include a Statement of Operations that includes all costs and expenses that had been accrued as of the date of such financial statements.

John M. Ganley

Chad Eskildsen

January 9, 2015

Response:  The Fund has included new Seed Stage Financial Statements as of and for the period ended September 5, 2014 in the Amendment that include a Statement of Operations.

6.	Comment: Please revise Note 3 to reflect the $1.5 million cap on offering expenses as described in the prospectus.

Response:  The Fund has included new Seed Stage Financial Statements as of and for the period ended September 5, 2014 in the Amendment that include information related to the $1.5 million cap on offering expenses.

7.	Comment: We refer to comment 29 in our comment letter dated October 27, 2014. Please revise Note 3 to reflect that Note 3 relates to “initial organizational and offering costs” rather than “initial operational and offering costs.

Response:  The Fund has included new Seed Stage Financial Statements as of and for the period ended September 5, 2014 in the Amendment that fix the referenced typographical error.

8.	Comment: Please revise Note 3 to indicate all costs and expenses accrued as of the date of the Seed Stage Financial Statements.

Response:  The Fund advises the Staff that as indicated in Note 4 to the new Seed Stage Financial Statements as of and for the period ended September 5, 2014 included the Amendment, until such time as the Fund has received a formal commitment of external capital, all offering and organizational expenses will be borne by CSAM.

9.	Comment: We refer to comment 28 in our comment letter dated October 27, 2014. Please add a subsequent event footnote to the Seed Stage Financial Statements describing the material events that occurred prior to the issuance of the audit opinion, including the contribution to and asset purchase by the Fund.

Response:  The Fund has included new Seed Stage Financial Statements as of and for the period ended September 5, 2014 in the Amendment that includes additional disclosure regarding the transactions described in the original Note 3.

John M. Ganley

Chad Eskildsen

January 9, 2015

10.	Comment: Please revised Note 3 to indicate that the transactions described in Note 3 “have occurred” rather than “are expected to occur.”

Response:  The Fund has included new Seed Stage Financial Statements as of and for the period ended September 5, 2014 in the Amendment that includes additional disclosure regarding the transactions described in the original Note 3.

11.	Comment: Please revise the notes to the Seed Stage Financial Statements to include a description of the Investment Advisory Agreement.

Response:  The Fund has included new Seed Stage Financial Statements as of and for the period ended September 5, 2014 in the Amendment that includes a description of the Investment Advisory Agreement.

*        *        *

In connection with responding to the Staff’s comments on the Registration Statement, the Fund acknowledges that:

•	the Fund is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	The Fund may not assert the Staff’s comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

John M. Ganley

Chad Eskildsen

January 9, 2015

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Stephani Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm